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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2016

Commission File Number: 001-31221

Total number of pages: 2

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: January 29, 2016	By:	/S/ KATSUYUKI TAKAGI
Katsuyuki Takagi
Head of Investor Relations

Information furnished in this form:

1.	Notice Concerning Authorization of Share Repurchase up to Prescribed Maximum Limit

(Share Repurchase under the provisions of Articles of Incorporation pursuant to Article 165 (2) of the Companies Act)

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NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

January 29, 2016

Notice Concerning Authorization of Share Repurchase up to Prescribed Maximum Limit

(Share Repurchase under the provisions of Articles of Incorporation pursuant to Article 165 (2) of the Companies Act)

NTT DOCOMO, INC. (the “Company”) hereby announced that on January 29, the Board of Directors resolved to authorize a share repurchase up to a prescribed maximum limit under Article 156 of the Companies Act, as applied pursuant to Article 165 (3) of the Companies Act, as detailed below.

1. Reasons for share repurchase

To improve shareholder returns and to increase capital efficiency

2. Details of authorization of share repurchase

(1) Class of shares: Common stock

(2) Aggregate number of shares to be repurchased: Up to 220,000,000 shares

(equal to 5.67% of total issued shares excluding treasury shares)

(3) Aggregate price of shares to be repurchased: Up to 500,000,000,000 yen

(4) Period for share repurchase: From February 1, 2016 to December 31, 2016

Notes

Treasury shares held by NTT DOCOMO, INC. as of December 31, 2015:

-Aggregate number of issued shares: 3,881,483,812 shares (excluding treasury shares)

-Number of treasury shares: 204,288,188 shares

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO provides innovative, convenient and secure mobile services that enable smarter living for each customer. The company serves over 67 million mobile customers in Japan via advanced wireless networks, including a nationwide LTE network and one of the world’s most progressive LTE-Advanced networks. DOCOMO is a leading developer of a 5G network that it plans to deploy by 2020, as well as network function virtualization (NFV), NFC infrastructure and services, emerging IoT solutions, and more. Outside Japan, the company is providing technical and operational expertise to seven mobile operators and other partner companies, and is contributing to the global standardization of all-new mobile technologies. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). Please visit www.nttdocomo.co.jp/english.